CIBC RECEIVES TSX APPROVAL FOR NORMAL COURSE ISSUER BID

TORONTO, December 22, 2004 — CIBC (TSX: CM, NYSE: BCM) announced today that the Toronto Stock Exchange (TSX) accepted notice of CIBC’s intention to renew its normal course issuer bid. On November 4, 2004, CIBC announced that, subject to TSX approval, it may purchase for cancellation, from time to time over the next 12 months, up to an aggregate of 17,000,000 common shares, representing approximately 4.9% of CIBC’s public float of common shares as at December 10, 2004. Purchases under this new bid may commence on the TSX and the New York Stock Exchange on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005.

This bid commences after the expiry of CIBC’s current normal course issuer bid on December 23, 2004. Between December 24, 2003 and December 21, 2004, CIBC purchased 19,057,700 of its common shares pursuant to its current normal course issuer bid at an average price of $67.47 per share. As at December 10, 2004, CIBC had 347,464,056 issued and outstanding common shares.

For more information please contact: Katherine Young, Senior Financial Analyst, Investor Relations,
416 980 8691, or Emily Pang, Senior Director, Investor & Financial Communication, 416 980 3512.
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